18005017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received MAR 01 2018 WASH, D.C.

SEC FILE NUMBER
8-67458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVENTURA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15805 BISCAYNE BLVD, SUITE 201
(No. and Street)

NORTH MIAMI BEACH	FL	33160
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN CAUCEGLIA 305-466-0467
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, STE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Dan Cauceglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aventura Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TIMOTHY MOY
MY COMMISSION EXPIRES
June 7, 2018
#FF 101201
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVENTURA SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2017
With Report of Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aventura Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aventura Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2006.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

AVENTURA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	99,945
Accounts receivable	$	3,375
Due from clearing broker		148,159
Deposit with clearing broker		75,000
Due from related party		45,000
Prepaid expenses and other assets		10,545
Total assets	$	382,024

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	7,653
Due to clearing broker		1,507
Due to related parties		19,100
Total liabilities		28,260
Member's equity		353,764
Total liabilities and member's equity	$	382,024

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES		
Commissions	$	304,464
Mutual fund fees		148,192
Fees from related parties		90,000
Margin interest income		73,601
Interest income		978
Total revenue		617,235
EXPENSES		
Compensation and benefits		222,998
Clearance fees		76,856
Communications		4,849
Occupancy		15,468
Other operating expenses		212,529
Total expenses		532,700
NET INCOME	$	84,535

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$ 121,729
Member's Contribution	169,500
Member's Draw	(22,000)
Net Income	84,535
Balance, December 31, 2017	$ 353,764

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 84,535
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in accounts receivable	(3,375)
Increase in due from clearing broker	(125,173)
Decrease in prepaid expenses	5,094
Increase in due from related party	(45,000)
Increase in accounts payable and accrued expenses	5,886
Increase in due to clearing broker	1,417
Decrease in due to related parties	(148,266)
Net cash used in operating activities	(224,882)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions	169,500
Member Distributions	(22,000)
Net cash provided by financing activities	147,500
NET DECREASE IN CASH	(77,382)
CASH AND CASH EQUIVALENTS:	
Beginning of period	177,327
End of period	$ 99,945
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 408

AVENTURA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Aventura Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Aventura Holdings, LLC.

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Customer's securities transactions are reported on a trade date basis.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgement to make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of 288,220, which was $283,220 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .10 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $75,000 be maintained on deposit with the clearing broker and that minimum net capital of $150,000 be maintained.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Under the agreement the Company pays its member monthly fees for use of office facilities, including office furniture and equipment, and other administrative services. The amount expensed in the financial statements for 2017 under the arrangement is approximately $67,700. The due to related parties at December 31, 2017 arose from this agreement.

During 2017, the Company received $90,000 of administrative fees from a related Registered Investment Advisor entity pursuant to an informal agreement. These fees primarily relate to sevices such as the execution of mutual fund trades on behalf of the related entity. The due from related party at December 31, 2017 arose from this agreement.

NOTE F - RETIREMENT PLAN

The Parent has adopted a defined benefit plan and a profit sharing plan. The amount expensed in the accompanying financial statements for 2017 pursuant to these plans is approximately $16,000.

AVENTURA SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2017

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

AVENTURA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2017

Net Capital	
Total member's equity qualified for net capital	$ 353,764
Deduction for non-allowable assets:	
Accounts receivable	(3,375)
Prepaid expenses	(10,545)
Due from related party	(45,000)
Net capital before haircuts	294,844
Less haircuts	6,624
Net capital	$ 288,220
Minimum net capital required (greater than $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 283,220
Aggregate Indebtedness:	
Liabilities	$ 28,260
Ratio of aggregate indebtedness to net capital	.10 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

AVENTURA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2017

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2017

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aventura Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Aventura Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aventura Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Aventura Securities, LLC stated that Aventura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Aventura Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aventura Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

AVENTURA SECURITIES, LLC
MEMBER FINRA, SIPC & MSRB

February 21, 2018

BROKER DEALERS ANNUAL EXEMPTION REPORT

Aventura Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Aventura Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Daniel Cauceglia
February 16, 2018

15805 Biscayne Blvd, Suite 201, North Miami Beach, FL 33160
Phone: 305.466.0467 Toll Free: 866.466.0467 Fax: 305.675.3369

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Aventura Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Aventura Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Aventura Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Aventura Securities, LLC's management is responsible for Aventura Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067458 FINRA DEC
AVENTURA SECURITIES LLC
15805 BISCAYNE BLVD, STE 201
NORTH MIAMI BEACH, FL 33160

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $521.49

B. Less payment made with SIPC-6 filed (**exclude interest**) (361.94)
08/04/2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 159.55

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $159.55

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aventura Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 23 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$617,235
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	162,303
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,856
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	978
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $408	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $29,440	
Enter the greater of line (i) or (ii)	29,440
Total deductions	269,577
2d. SIPC Net Operating Revenues	$347,658
2e. General Assessment @ .0015 Rate effective 1/1/2017	$521.49 (to page 1, line 2.A.)